Exhibit 11.1

COMDISCO HOLDING COMPANY, INC.

COMPUTATION OF LOSS PER COMMON SHARE
(in thousands except per share data)

Average common shares used in computing loss per common and common equivalent share were as follows:

	Three months ended March 31,		Six months ended March 31,
	2010	2009	2010	2009
Average common shares issued	4,200	4,200	4,200	4,200
Effect of dilutive options	-	-	-	-
Average common shares held in treasury	(171)	(171)	(171)	(171)
Total	4,029	4,029	4,029	4,029
Net earnings (loss) to common stockholders	$18	$37	$(1,218)	$(35)

Basic and diluted earnings (loss) per common share	$0.00	$0.01	$(0.30)	$(0.01)